Exhibit 99.1

Yandex and Uber Complete the Combination of Their Ride-Sharing Businesses in Russia and Neighboring Countries

Moscow, Amsterdam and San Francisco, February 7, 2018 — Yandex (NASDAQ:YNDX) and Uber today announced that the merger of Yandex.Taxi and the Uber ride-sharing businesses in Russia and neighboring countries has closed.

At closing, Uber invested $225 million and Yandex invested $100 million in cash in the combined company. The combined business has more than $400 million in cash on hand at closing, with a combined company valuation in excess of $3.8 billion on a post money basis. The combined company is now held approximately 59.3% by Yandex, 36.9% by Uber, and 3.8% by employees of the group on a fully diluted basis.

Tigran Khudaverdyan, ex-CEO of Yandex.Taxi, has become the CEO of the combined business. Yandex has appointed John Boynton, Chairman of the Board of Yandex N.V.; Arkady Volozh, its CEO; Greg Abovsky, its COO and CFO; and Vadim Marchuk, its Vice President, Corporate Development, as its designated members on the supervisory board of the combined company; and Uber has appointed Cameron Poetzscher, its VP of Corporate Development, Pierre-Dimitri Gore-Coty, its VP and Regional General Manager, EMEA, and Michelle DeBella, its Global Head of Internal Audit, as its designated members on the supervisory board.

After the closing, consumers will be able to use both Yandex.Taxi and Uber apps, while the driver-side apps will be integrated. Uber will also contribute its UberEATS business in the region to the combined company.

Yandex will provide an update on the operational statistics of the combined company during its regular quarterly earnings call with analysts and investors, scheduled for February 15, 2018.

About Yandex

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 17 offices worldwide, has been listed on the NASDAQ since 2011.

About Uber

Uber’s mission is to provide reliable transportation everywhere, for everyone. We started in 2010 to solve a simple problem: how do you get a ride at the touch of a button? Seven years and more than five billion trips later, we’ve started tackling an even greater challenge: reducing congestion and pollution in our cities by getting more people into fewer cars.

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the successful combination of the two businesses and the impact of such transaction on Yandex’s financial results. Actual results may differ materially from the results predicted or implied by such statements. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the risks inherent in complex business combinations and the impact of macroeconomic and geopolitical developments affecting the Russian and regional economy, as well as those risks and uncertainties included under the captions "Risk Factors" and "Operating and Financial Review and

Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2016, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.Yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release is as of February 7, 2018, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Yandex press office

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

Yandex.Taxi press office

Vladimir Isaev

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

Uber

E-mail: press@uber.com